CUSIP No. M97628107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),

(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

WalkMe Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M97628107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M97628107

1.	NAMES OF REPORTING PERSONS Mangrove III Investments S.a.r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,638,420
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,638,420

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,638,420
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

CUSIP No. M97628107

1.	NAMES OF REPORTING PERSONS Mangrove V Investments S.a.r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 639,934
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 639,934

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,934
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

CUSIP No. M97628107

1.	NAMES OF REPORTING PERSONS Mangrove III S.C.A. SICAR (in liquidation)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,638,420 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,638,420 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,638,420 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Held by Mangrove III Investments S.a.r.l.
(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

CUSIP No. M97628107

1.	NAMES OF REPORTING PERSONS Mangrove V (SCA), RAIF
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 639,934 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 639,934 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,934 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Held by Mangrove V Investments S.a.r.l.
(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

CUSIP No. M97628107

1.	NAMES OF REPORTING PERSONS Mangrove III Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,638,420 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,638,420 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,638,420 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Held by Mangrove III Investments S.a.r.l.
(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

CUSIP No. M97628107

1.	NAMES OF REPORTING PERSONS Mangrove Capital Partners S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 639,934 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 639,934 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,934 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Held by Mangrove V Investments S.a.r.l.
(2)

Based on 82,652,098 Ordinary Shares after the completion of the Issuer’s initial public offering, as reported in the Final Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 16, 2021.

CUSIP No. M97628107

SCHEDULE 13G

Item 1(a).	Name of Issuer:

WalkMe Ltd., a company formed under the laws of Israel

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Walter Moses Street

Tel Aviv, 6789903, Israel

Item 2(a).	Name of Person Filing:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Mangrove III Investments S.à.r.l., a Luxembourg private limited liability company (”Mangrove III”)

(ii)	Mangrove V Investments S.à.r.l., a Luxembourg private limited liability company (“Mangrove V”)

(iii)	Mangrove III S.C.A. SICAR (in liquidation), a Luxembourg partnership limited by shares

(iv)	Mangrove V (SCA), RAIF, a Luxembourg partnership limited by shares

(v)	Mangrove III Management S.A., a Luxembourg public limited company

(vi)	Mangrove Capital Partners S.A., a Luxembourg public limited company

Mangrove III and Mangrove V are the direct holders of the securities reported herein.

Mangrove III S.C.A. SICAR is the owner of 100% of the share capital of Mangrove III. Mangrove III Management S.A is the liquidator of Mangrove III S.C.A. SICAR (in liquidation). The members of the board of directors of Mangrove III Management S.A. are Mark Tluszcz, Hans-Jürgen Schmitz and Willibrord Ehses. As a result of these relationships, each of Mangrove III S.C.A. SICAR, Mangrove III Management S.A and Messrs. Tluszcz, Schmitz and Ehses may be deemed to share voting and dispositive power with respect to the securities held by Mangrove III.

Mangrove V (SCA), RAIF is the owner of 100% of the share capital of Mangrove V. Mangrove Capital Partners S.A. is the manager of Mangrove V (SCA), RAIF. The members of the board of directors of Mangrove Capital Partners S.A. are Mark Tluszcz, Hans-Jürgen Schmitz, Michael Rabinowicz and Gerardo Lopez Fojaca. As a result of these relationships, each of Mangrove V (SCA), RAIF, Mangrove Capital Partners S.A. and Messrs. Tluszcz, Schmitz, Rabinowicz and Lopez Fojaca may be deemed to share voting and dispositive power with respect to the securities held by Mangrove V.

The Reporting Persons are making this single, joint filing because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), however this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person and individual named herein expressly disclaims beneficial ownership of any securities beneficially owned by any other entity or person. The Reporting Persons have entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act. The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For each Reporting Person: 31 Boulevard Joseph II, L-1840, Luxembourg

Item 2(c).	Citizenship:

Each Reporting Person is organized under the laws of Luxembourg.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value

CUSIP No. M97628107

Item 2(e).	CUSIP Number:

M97628107

Item 3.	For statements filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Not applicable.

Item 4.	Ownership.

The information requested in this Item is incorporated herein by reference to the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. M97628107

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2022

MANGROVE III INVESTMENTS S.À.R.L.

By:	/s/ Hans-Jürgen Schmitz
Name: Hans-Jürgen Schmitz
Title: Manager

By:	/s/ Willibrord Ehses
Name:Willibrord Ehses
Title: Manager

MANGROVE V INVESTMENTS S.À.R.L.

By:	/s/ Hans-Jürgen Schmitz
Name: Hans-Jürgen Schmitz
Title: Manager

By:	/s/ Willibrord Ehses
Name: Willibrord Ehses
Title: Manager

MANGROVE III S.C.A. SICAR (IN LIQUIDATION)
Represented by Mangrove III Management S.A.

By:	/s/ Hans-Jürgen Schmitz
Name: Hans-Jürgen Schmitz
Title: Director

By:	/s/ Willibrord Ehses
Name: Willibrord Ehses
Title: Director

MANGROVE V (SCA), RAIF
Represented by Mangrove Capital Partners S.A.

By:	/s/ Hans-Jürgen Schmitz
Name: Hans-Jürgen Schmitz
Title: Director

By:	/s/ Michael Rabinowicz
Name: Michael Rabinowicz
Title: Director

CUSIP No. M97628107

MANGROVE III MANAGEMENT S.A.

By:	/s/ Hans-Jürgen Schmitz
Name: Hans-Jürgen Schmitz
Title: Director

By:	/s/ Willibrord Ehses
Name: Willibrord Ehses
Title: Director

MANGROVE CAPITAL PARTNERS S.A.

By:	/s/ Hans-Jürgen Schmitz
Name: Hans-Jürgen Schmitz
Title: Director

By:	/s/ Michael Rabinowicz
Name: Michael Rabinowicz
Title: Director